Exhibit 99.2

Executing on Strategic Priorities to Drive Long Term Value June 2023

Investor Presentation | June 2023 Legal Disclaimer Forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Any express or implied statements contained in this presentation that are not statements of historical fact, including statements regarding the implementation of the Company’s business plan or the financial performance of the Company, are forward-looking statements, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID-19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; as a foreign private issuer, we are exempt from a number of rules under the US securities laws and Nasdaq corporate governance rules and are permitted to file less information with the US Securities and Exchange Commission (“SEC”) than US companies, which may limit the information available to holders of our ADSs; and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 20 March 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Non-IFRS Measures This presentation contains certain financial measures that are not presented in accordance with the International Financial Reporting Standards (“IFRS”), including, but not limited to, Adjusted Gross Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Return on Capital Employed (“ROCE”), Adjusted Diluted Earnings per Share, Total Constant Exchange Rate Revenue (“CER revenue”), and Free Cash Flow. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing Abcam’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit for the year, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. Abcam’s presentation of these measures may not be comparable to similarly titled measures used by other companies. Third party data Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Some information contained herein has been obtained from other third-party sources and has not been independently verified by Abcam. While Abcam believes that its internal assumptions are reasonable, the sources relied on may be based on a small sample size and may fail to accurately reflect market opportunities. Moreover, no independent source has verified such assumptions, and Abcam did not commission any of the market and industry data presented herein. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Abcam or the proposed offering.

Investor Presentation | June 2023 Table of Contents Section 1 Executive Summary 4 Section 2 Abcam is Set for Durable Future Growth 6 Section 3 Disciplined Execution of Our Strategic Priorities 20 Section 4 Strong, Independent and Qualified Board Taking Proactive Steps to Enhance Corporate Governance 31 Section 5 Jonathan Milner’s Demands Are Not in the Interest of All Shareholders 44 Section 6 Conclusion 50 Appendix Governance 54

SECTION 1 Executive Summary

Investor Presentation | June 2023 Executive Summary Strategic Decisions Taken Since 2014 Critical to Growth Trajectory Over Last Decade • Transition away from being a value-added broker of third-party antibodies towards being an innovation-oriented, quality-focused partner to life science researchers in order to drive profitable, sustained market share gains – Abcam 1.0 strategy of “Amazon of Antibodies” vs. Abcam 2.0, “Protein Sciences Reagent Innovator, Accelerating Discovery to Clinic” • Broadened focus and TAM beyond antibodies to unlock opportunities in immunoassays, cellular and biochemical assays and cytokines • Replacing “size of catalogue” culture with “customer led innovation” approach to pursue market differentiation and increased revenue duration • Upgrade to every aspect of the business to transition business model and support growth Systematic Execution of 5yr Investment Plan As Outlined in 2019 Capital Markets Day Accelerated transition to in-house products setting Abcam up for sustained top-line growth and margin expansion Introduced products, sales, business development capabilities and partnerships to penetrate biopharma ~£120MM investment in data, architecture and ERP software to establish a digital platform for growth Expanded and upgraded automation, facilities and organization capabilities to serve growth Added tuck-in acquisitions to strengthen innovation capabilities and enhance margins Created significant value for all stakeholders with +27% TSR over the last 12 months and +178% TSR since the start of Alan Hirzel’s tenure as CEO (Sep-2014) until year end 2019 (before the rollout of Abcam’s five-year strategic plan) Jonathan Milner’s Campaign is Unnecessary and Not in the Best Interest of Shareholders Abcam has a long history of shareholder engagement and strong governance Despite choosing not to voice his concerns at the May 2023 AGM, the Board conducted an accelerated review of Jonathan Milner’s request to re-join the Board Jonathan Milner ultimately abandoned Abcam’s good-faith offer of joining as a non-executive Director, and demanded to be named Executive Chair (introducing significant risk and uncertainty to our strategy and for our shareholders) While an accomplished scientist and small company entrepreneur, Jonathan Milner lacks the skills required to lead the scale of operations of Abcam today Jonathan Milner has not been operationally involved in Abcam for nearly a decade, which explains why he has been unable to articulate a specific, substantiative plan Electing Jonathan Milner would impede Abcam’s long-term growth and value creation, and be disruptive to progress already underway Jonathan Milner lacks the capabilities to Chair the strategic shift that Alan Hirzel and the Board have implemented to drive Abcam’s transformation into an innovative in-house portfolio of products, with highly effective quality controls and significantly improved employee engagement Jonathan Milner is attempting to take control of Abcam and simultaneously serve as its de facto CEO without explaining what new plan he is seeking to deploy Jonathan Milner has thus far failed to articulate what appointing him to an Executive Chairman role would mean in practice He has promised to review various items and then formulate a plan – this should be alarming to shareholders and underscores how far-removed from Abcam Jonathan Milner has become Peter Allen, Michael Baldock, and Sally Crawford are playing a vital role at Abcam The overwhelming support for these Directors in the recent AGM vote is testament to their critical work and wealth of experience

Section 2 Abcam is Set for Durable Future Growth

Investor Presentation | June 2023

abcam

The Abcam of Today is Not the Abcam of Jonathan Milner's Leadership Era

Abcam is Successfully Executing on its Mission to be the Most Influential Company for Life Scientists: Supporting Research, Diagnostic and Therapeutic Discovery

1 Abcam of Old: Jonathan Milner's Transactional "Amazon of Antibodies"

- ✗ Catalogue of **~133K predominantly third-party products** with **meaningful quality** and **consistency issues**
- ✗ **Low customer NPS[1] scores** (~+18) and customer **complaint rates of about 2%**
- ✗ **Low capex spend** leading to **underinvested infrastructure** and **poor innovation** record
- ✗ **Disengaged employee base** (~740+) with **negative employee NPS** (-5)

2 Abcam Today: a Life Science Company Led by Our Employees to Become the Market Leader

Market Leading, Differentiated Reagents
- **Optimized catalogue** of 90K high-quality, **validated** products
- **Transition into in-house products** to drive control over quality
- **>80K** citations per year; **#1** in antibody citations

Customer-Focused Approach
- **Strong customer NPS** driving brand awareness & customer satisfaction
- **Leading discovery partner** for Dx & biopharma organizations
- **Scaled infrastructure** to give customers flexibility & ensure data integrity

Personalized Employee Experience
- **Enlarged, highly specialized** employee base (~1,750) with **40+ employee NPS**
- **Top ranked employer** growing via investing in culture and talent
- **>90%** of eligible employees are shareholders owning ~2% of shares

1. Net Promoter Score

7

Investor Presentation | June 2023 1 The Abcam of Today is Larger and Stronger vs. Jonathan Milner’s Leadership Era As Founder / CEO, Jonathan Milner created a value added e-commerce distributor of third party products His “Amazon of Antibodies” approach led to a high level of customer complaints and a brand perception that many Abcam antibodies would not be reliable His chronic underinvestment in the Company led to the need for an extensive period of investment to repair the limited scalability of systems / data, product quality, employee engagement and facilities As Non-Executive Deputy Chairman, Jonathan Milner approved the strategic direction and investments including the NASDAQ listing that he is now attacking In an Executive capacity, your Board believes that Jonathan Milner does not have the skills or operational experience to run the science driven company that Abcam is today

Investor Presentation | June 2023

abcam

2 Under Alan Hirzel's Leadership Abcam Has Pivoted to Focus on Providing Quality, Highly Validated Proteomic Reagents

Pre-2014 Status: "Amazon of Antibodies" with a Mission Statement to Have World's Largest Antibody Catalogue

- **Strategy led to natural constraint on growth**
- Significant product quality and **consistency issues**
- **Desire to list as many products as possible**
- **Limited technical differentiation**
- **Unable to access "crown jewel" assets** from suppliers
- Low single digit p.a. Capex investment
- **Poor tNPS and eNPS scores and limited presence in biopharma** given low quality of third-party products which **slowed down growth**

FY 2014[1]

Primary Abs on Catalogue	In-House Revenue	Customer NPS	Biopharma Revenue
112K+	39%	+18	14%

Combination of **low-quality third-party products, higher product complaint rates, and low NPS scores** were impacting brand and impairing penetration into biopharma

Post-2014 Status: Reagent Company with Focus on Providing Quality, Highly Validated Proteomic Reagents

- **Broadened focus and TAM** including antibodies, immunoassays, cellular and biochemical assays and cytokines
- **Smaller portfolio of quality + differentiated products**
- **Increased in-house product development** with differentiated product profiles and multiple technologies
- Investment to **update antiquated systems** and processes

2022[2]

Primary Abs on Catalogue	In-House Revenue	Customer NPS	Biopharma Revenue
58K+	67%	+25	39%

Removal of close to 50% of low-quality abs impacted short term growth but increased margins and customer satisfaction

Impacted by one-off ERP implementation; expected to return to H1 2022 levels of +50 - +60

Accelerated **transition to in-house products, new product development, and scalable infrastructure** set up Abcam for durable, profitable growth and increased biopharma penetration

Notes:
1. Financial year to June 2014
2. Financial year to December 2022

9

Investor Presentation | June 2023 2 2019 Strategy to Mitigate Long Term Underinvestment and Remove Constraints 2019 Actions to Remove Constraints to Growth...Approved by Jonathan Milner...Led to Ambitious 5-year Plan for Sustainable Value Creation Capital Markets Day 2019 SUSTAINING LONG TERM GROWTH AND VALUE CREATION The next five years The next five years: A clear strategy to sustain growth and value creation sustain and extend antibody and digital leadership Drive continued expansion into complementary market adjacencies Build organisational scalability and sustain value creation 1 2 3 1 Investment to remove hurdles in the antibody development process and extend leadership 2 Investment to expand product portfolio through innovation and unlock in-house product capabilities 1 2 3 3 Investment into digital channel to drive sophisticated e-commerce capabilities & anticipate customer needs A. Replacement of legacy and inflexible IT systems 4 B. Removal of restrictions on manufacturing capacity C. Investment in our unique culture & employee ownership 1 4C

Investor Presentation | June 2023

abcam

Building on Proven Long-Term Track Record with Recent Innovative Growth Acceleration



"ABCAM 1.0"
"ABCAM 2.0"
Foundation
Slowing Growth
Focus on Proprietary
Scalability Constraint Removal
In-house Revenue (%)
In-house Revenue (£MM)
OEM Revenue (£MM)
Note: the Company changed fiscal year-end from June (pre-2021) to Calendar Year / December (2021 and beyond)
Alan Hirzel appointed CEO & Jonathan Milner moves to non-executive role
Jonathan Milner steps down from Abcam Board
COVID pandemic related lab closures
0
1
1
1
2
4
5
10
19
25
37
57
71
83
98
122
128
144
172
217
233
260
260
315
362
~440
~420
~525
~450
16%
17%
19%
18%
19%
19%
22%
27%
32%
39%
38%
42%
41%
45%
41%
44%
51%
67%
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
2021
2022
2023 Guidance
2024 Goal
E-commerce platform for antibody purchase
Open and transparent performance data
Distribution of 3rd party products
Innovation engine for proprietary products
Multiple technologies
Increasing scale and throughput

Abcam of today is a vastly different business than during Jonathan Milner's leadership era with (i) revenue tripling since 2013, (ii) two-thirds of revenue from in-house products, and (iii) much greater top-line visibility and durability

Source: Company Reports, Management Projections

11

Investor Presentation | June 2023 Successfully Shifting to In-House Products, Improved Global Presence and Increased Biopharma Focus Catalogue Revenue £MM Product Source Customer(1) Geography Primary Antibodies Singleplex/Multipex Assays Sample Prep, Proteins, and Cell Engineering Third Party In-House Biopharma Academic Distributor Americas EMEA China Other Enter adjacencies Invest in In-house capabilities Biopharma: Discovery-to- Clinic Expand into new geographies Note:
1. Customer category data splits from 2012 unavailable

Investor Presentation | June 2023

abcam

Delivering Operating Leverage with Durable Double-Digit Top-line Growth


Revenue
£MM
600
500
400
300
200
100
0
9.2%
(1.4%)
22.3%
7.8%
15-20%
14-23%(1)
% YoY CER Revenue Growth
Gross Margin
260
260
315
362
~420-440
~450-525(2)
70.5%
69.3%
72.2%
75.5%
FY19
FY20
2021
2022
2023 Guidance
2024 Goal


Adjusted Operating Margin(3)(4)
%
45%
30%
15%
0%
90
54
60
76
Adj. Operating Profit (£MM)
35%
21%
19%
26%
21%
27-28%
>30%
Excluding impact of ERP implementation and COVID-19
Q1 2023 Adj. Operating Margin of >25% evidences resolution of ERP implementation(2)
Includes £15MM annualized impact of cost refinement program recently launched to bolster profitability
FY19
FY20
2021
2022
2023 Guidance
2024 Goal

Taking action to return profitability to 30%+ historical levels in 2024 and beyond:

- ✓ *Continuing to drive* ***above market revenue growth rates***
- ✓ *Scaling of* ***in-house new product development (NPD)***
- ✓ ***75%+ gross margins*** *flowing through operating profit*
- ✓ ***Increased operating leverage*** *out of our predominantly fixed Opex base*
- ✓ *Impact of* ***cost refinement program***
- ✓ *Maturing of* ***digital infrastructure***

Source: SEC Filings, Company Reports, Management Projections

Notes:
1. 2-year 2022-2024 CAGR at CER
2. Guidance and Goals from Abcam Q1 Trading Update; 2024 Revenue goals calculated at the average exchange rates for the 12 months ended June 2021
3. Adjusted Operating Profit represented as profit for the period before taking account of finance income, finance costs, tax, exceptional items, share-based payments, restructuring activities, and amortization of acquisition intangibles. Stock based payments charges and employer's tax contribution for all equity- and cash-settled schemes are reported as part of R&D and SG&A expenses but added back for calculating Adj. Operating Profit
4. Share-based payments excluded from adjusted operating income for FY19 and FY20 (£6.5MM and £9.3MM respectively)

13

Investor Presentation | June 2023 Abcam is Laser Focused on Tightening Operational Efficiency while Delivering Long-Term Growth and has taken the Strategic Decision in January to Further Focus on Refinement Measures Abcam has Successfully Transitioned from the Implementation of Growth Initiatives to Refining/Optimizing These to Drive Operating Leverage as Revenue Accelerates from Greater Scalability Cost Initiatives Consolidate Global Footprint Leverage on recent investments in Waltham, Amsterdam and Singapore to increase efficiency Rationalisation of site footprint into hub sites SG&A Efficiency Reduction of management structures and a focus on excellence Consolidation of sales and marketing functions Faster and More Effective Decision Making Elimination of redundant processes Following successful implementation of the investment program, Abcam is laser focused on tightening operational efficiency and delivering long-term growth, with margins expected to be ahead of pre-investment levels by 2024

Investor Presentation | June 2023 Poised to Drive Transformational Business Evolution in 2024 2023 Guidance £420MM - £440MM reported revenues (+15% - 20% CER) Adjusted operating profit margin: 27% to 28% Focusing on refinement across the revenue goal range 2024 Goals £450MM - £525MM(1) Adjusted operating profit margin >30%(2) Notes: 1. FY24 revenue goals calculated at the average exchange rates for the 12 months ended June 2021 15 2. On a like-for-like basis with respect to treatment of share based payments as accounted for in the 12 month period to June 2021

Investor Presentation | June 2023
abcam

Creating Significant Value for All Shareholders and Other Stakeholders

Jonathan Milner's CEO Tenure

Total Shareholder Return ('11–'14)[2]


+57%
+84%
+30%
Life Sciences Tools[1]
Russell 3000
abcam

Alan Hirzel's CEO Tenure

Total Shareholder Return (Pre-COVID ('14-19))[3]


+167%
+77%
+178%
Life Sciences Tools[1]
Russell 3000
abcam

Total Shareholder Return (Post-COVID (L1Y))[4]


+4%
+27%
(12%)
Life Sciences Tools[1]
Russell 3000
abcam

As CEO, **Alan Hirzel has overseen a significant investment program to scale the business and accelerate growth**. During his tenure, **Abcam has outperformed LST peers** and **delivered significant value for stakeholders**

Source: FactSet

Notes:

1. Market data as of May 16, 2023, 1day before Jonathan Milner announced his intention to call the EGM to solicit shareholder support to replace the Chairman of the Board with himself as Executive Chairman; TSR = Returns indexed value for price, price changes and returns, also including dividends reinvested on pay date; Life Sciences Tools Peer Set: unweighted index consisting of Waters, Bio-Techne, Biorad, Tecan, Maravai, Repligen, Illumina and Sartorius
2. Last three years of Jonathan Milner's tenure as CEO until his resignation on September 9, 2014
3. Reference period includes the start of Alan Hirzel's tenure as CEO (September 9, 2014) until year end 2019 (before the rollout of Abcam's five-year strategic plan)
4. TSR analysis over the last twelve months is calculated between the dates of May 16, 2022 to May 16, 2023

16

Investor Presentation | June 2023 Focusing on the Right Set of Life Science Tools Peers Reasons for Inclusion and Exclusion Peer Indices (Russell 3000) Criteria: Broad-based indices with exposure to both macro and sector-specific market environments Russell 3000: commonly used metric for broad US market performance reflecting both cyclical and macroeconomic trends Life Sciences Tools Criteria: Life Science Tools focused peers with scale and financial profile closest aligned to Abcam Median Market Cap - $12bn Median ‘23E Revenue - $2bn Median Forward-revenue CAGR (‘23E - ‘25E) - 12% Median ‘23E EBITDA margins - 30% Life Sciences Tools Conglomerates with Different Scale and Market Cap: $166bn ‘22A Sales: $31.5bn Biotechnology: 28% Life Sciences: 22% Diagnostics: 34% Environment: 16% Market Cap: $200bn ‘22A Sales: $47.4bn1 Laboratory & Biopharma: 47% Life Sciences Solutions: 29% Analytical Instruments: 14% Specialty Diagnostics: 10% Strategy >100 transactions announced and >$50bn spent in inorganic growth since 2010 >50 transactions announced and >$100bn spent in inorganic growth since 2010 Life Sciences Tools Companies with Different End Markets and Revenue Mix Providing consumables and instruments with focus on biopharmaceutical end markets Providing tools and instruments for molecular and materials research to government and industrial end markets Providing diagnostic solutions for clinical and industrial applications catering to healthcare providers and food safety industries Providing precision instruments and services for industrials applications including titrators and pH meters Providing analytical instruments, software and consumables with focus on industrial applications End markets include healthcare forensics, food safety and life sciences research markets with PCR- based and NGS solutions Source: FactSet Note: 17 1. Market data as of May 16, 2023; Excludes reported revenue Product eliminations of $2.5bn

Investor Presentation | June 2023

abcam

Sole NASDAQ Listing Strengthened Shareholder Dynamics in the Largest Growth Capital Market

1

Plans for move to NASDAQ listing initiated in **early 2020**, Jonathan Milner supported both the US IPO (as director and shareholder) and AIM delisting (as shareholder)

✕ Regarding Jonathan Milner's misleading and spurious "material weakness" claims…

- *Material weaknesses are common, appearing in 90% of F-1 IPO filings in 2020* [(1)]
- *Preparedness and a coherent plan have cleared 3 out of 6 material weaknesses, and Abcam is committed to resolving those remaining*
- *Material weaknesses were in part driven by change in year-end for easy peer comparability, which accelerated the timeline for reporting*
- *Jonathan Milner was aware of potential for material weaknesses when on the Board and didn't question Abcam's preparedness for US listing*

2

Benefits are being realized by Abcam

- ✓ Growing US-based investor base, with 7 blue-chip US-based institutions entering our top 20 institutional shareholders (including Wellington and T. Rowe Price Invst. Mgmt.) for a total of 14 US-based institutions in our top 20 base, and ~65% of our total share count held by US-based institutions
- ✓ Higher quality analyst coverage, having deeper sector and peer knowledge – 6 **new** specialized analysts **post-NASDAQ listing** with median LST ranking of 6 who cover most of our closest peers
- ✓ Higher liquidity in shares – 16% increase in average daily liquidity since AIM de-listing[(2)]
- ✓ Greater institutional and all shareholder engagement – with quarterly trading statements, issued as precursor to quarterly reporting in Q1 2024
- ✓ Ability to utilize ADR as USD denominated M&A currency

3

Benefits will continue to be realized with greater shareholder engagement as the company expects to move to quarterly US GAAP USD reporting from Q1 2024

Notwithstanding our Nasdaq listing, **Cambridge, UK** remains our HQ, largest site, and the **base for a majority of our Executive Leadership**

Source: Capital IQ
Notes:
1. PwC Market Overview: Material weakness disclosures in an IPO report
2. Reflective of aggregate AIM equity listing and ADS volumes from October 2020 through December 2022

18

Investor Presentation | June 2023 Leading Analysts are Confident About Abcam 2.0 and the Strategic Plan “However, in recent months, Abcam has demonstrated much stronger performance. In a trading update in April, Abcam announced that revenues in 1Q were £100mn+, and operating margins were > 25% - well ahead of our estimates.” “We’re upgrading ABCM to Buy and raising our PO to $25 as we’ve grown increasingly confident in the company’s ability to meet its ambitious mid-term targets. The company’s results have improved markedly in recent months making its FY24 goals far more achievable.” “It’s unclear where this activism will lead, but even without dramatic changes, we think Abcam has found its footing and is demonstrating improved performance.” June 16, 2023 “Abcam’s leading position within a high-margin and defensive part of the biological research value-chain may well make it an interesting candidate, with additional potential to leverage its digital platform with new product categories too ... Abcam did not benefit from the bioprocessing tailwind enjoyed by many life science tools peers over the last few years, and equally now does not face the customer destocking headwinds, which may also be attractive.” June 5, 2023 “By leveraging customer data and its best in-class recombinant antibody portfolio, Abcam is playing from an advantaged position in its organic product development and evaluation of potential M&A targets. With expansion underway in a number of new market adjacencies in its core research market and increasing biopharma exposure, the stock provides exposure to attractive end-market growth dynamics while risks to the growth story are diversified across products and customers.” May 5, 2023

SECTION 3 Abcam progress happens together Disciplined Execution of Our Strategic Priorities

Investor Presentation | June 2023 Abcam Systematically Successfully Executed Against 6 Priorities for Long Term Durable Growth Extend leadership in RUO antibodies Be a leading discovery partner for bio-pharmaceutical organizations Remove scalability constraints and sustain value Remove innovation constraints and launch new lines Be a leading digital company Add new content and capabilities through acquisitions and partnerships

1 2 3 4 5 6
Investor Presentation | June 2023

abcam

Extending Leadership in RUO Antibodies

Transition to Differentiated Portfolio of Predominantly In-House Antibodies

Extending Market Leadership in RUO Antibodies

- Abcam: #1 market position by citation share, with 50%+ of all life science papers citing at least one Abcam antibody
- Abcam: CiteAb antibody 2023 supplier of the year
- Abcam: Over 28,000 recombinant antibodies in portfolio, averaging 2,000+ new recombinant primary antibodies per year
- Abcam: Over 1,300 antibody pairs for immunoassays; 98% of Simple Step ELISAs have an in-house developed recombinant antibody pair
- Abcam: Launch of recombinant multiclonal antibody capabilities

Enhanced Product Quality and Validation

- Over 3,500 KO validation of antibodies, including 1,200+ tested with In-house developed KO cell lines
- 60-70k 3rd party SKUs delisted from catalogue in the last 10 years for ethical and quality reasons
- Implementation of biophysical QC alongside application testing and high-quality images
- Collaboration with YCharOS and industry partners to highlight benefits of recombinant technology
- Over 99% customer satisfaction with products, and customer complaint rates half that in 2014

22

Investor Presentation | June 2023 Extending Leadership in RUO Antibodies (Cont’d) Transition to Differentiated Portfolio of Predominantly In-house Antibodies (Cont’d) Focus on High Value Clones Only 1% of newly developed primary antibodies not sold in first 12 months on catalogue (95% decrease since 2018) Year 1 sales per newly developed primary antibody are rising and sales per product have doubled since 2018 In-house capabilities supplemented by antibody portfolio acquisitions (Spring and Calico) Remove Antibody Production Constraints Antibody discovery throughput doubled in the past 5 years, with a >40% reduction in development time In-house immunogen capability developed and scaled, with >700 recombinant primary antibodies developed from In-house immunogens in 2022 Leading Discovery Partner to Biopharma Executed >200 outbound commercial agreements with new and existing partners Engaged by leading spatial biology partner to replace significant polyclonal portfolio with RabMabs >1,000 clones in commercial use with our proteomic platform partners Through our IHC partnerships, our products support >20 IVD assays clinical diagnostics

Investor Presentation | June 2023 Extending Leadership in RUO Antibodies (Cont’d) Abcam’s Global Antibody Research Citation Share(1) Leading positioning with 24% current market share in Antibody Citation Significant expansion of 1,100 bps in antibody citation share from 2014 to 2022 driven by innovation and increased antibody validation 50%+ of all life science papers citing at least one Abcam antibody 99% of customer satisfaction with products Notes: 1. Per CiteAb

1 2 3 4 5 6
Investor Presentation | June 2023
abcam

Organic Portfolio Expansion and New Lines, Supplemented by Focused M&A

Non-primary Antibody Products Account for ~39% of Total Catalogue Revenue

- ✓ Launched **in-house e. coli and mammalian protein expression platforms**
- ✓ **>750 in-house immunogens** developed in 2022, which is expected to increase to over 1,000 immunogens in 2023
- ✓ **>700 in-house proteins** added to the catalogue

- ✓ **Acquisition of Expedeon** conjugation capabilities
- ✓ **Brickbio conjugation technology** launched to customers
- ✓ **>2,500 off the shelf, primary conjugated antibodies** launched

- ✓ Acquisition of **Marker Gene Technologies**
- ✓ **>10% market share in SinglePlex immunoassays**
- ✓ **>3,000 ELISA focused Ab pairs and kits**
- ✓ Retrenched direct exposure to multiplexing (Fireplex), where high cash burn by peers resulted in unfavourable market dynamics and requirement for high investment
- ✓ **Continued exposure to multiplexing through Platform Partnerships**, with over 50% of content on the commercially launched spatial biology platforms


Recombinant Proteins
Conjugation labelling
Cellular editing
RUO market leadership
Singleplex and multiplex immunoassays
Cellular assays and epigenetics
Antibody expansion

- ✓ **2020 acquisition of Applied Stem Cell and Edigene capabilities**
- ✓ **2022 launch of automated in-house cell line capability**
- ✓ **>4,000 off-the-shelf, ready-made KO validated cell lines** launched
- ✓ **>5,000 lysates** added to the catalogue

- ✓ **2021 acquisition of Biovision capabilities**
- ✓ 2022 integration of Biovision kit capabilities to Waltham site
- ✓ **Kits expansion program** to be completed in 2023
- ✓ **>900 cellular/biochemical assays on catalogue**

- ✓ Continued **build out of antibody portfolio** with focus on high value targets
- ✓ **Launch of recombinant multiclonal product line**
- ✓ Enhanced **product quality and validation**

25

Investor Presentation | June 2023 Continued Investment in R&D New Product Development Capabilities Contribution of New Products Developed in Last 3 Years is ~15% of In-house Catalogue Revenue R&D Cost Development Shows Slowing Cost Growth In-House NPD Contribution to Revenue in Last 3 Years (£MM) In-House NPD Contribution to Revenue in Last 3 Years (£MM) % of Revenues Adjusted Expensed R&D Spend (£MM) In-House Catalogue Revenue (% of Total Revenues) Source: Company Information Notes: 1. Fiscal year ended June 30 2. Fiscal year ended December 31 3. 2022 is excluded due to ERP/COVID impacts that affected NPD in 2022

Investor Presentation | June 2023 Extending Global Digital Leadership New Customer Experience Roll-out Launching From Summer 2023 • New customer experience enabling life scientists to get the right insights and products at the right time • Combining the best content, data and functionality in research into one fully integrated digital experience • Content, search and product purchasing gains vs current e-commerce platform • De-risked country by country roll out, maximizing business flexibility • Dynamic roadmap to roll out based on engagement and performance metrics review

1 2 3 4 5 6
Investor Presentation | June 2023

abcam

Complete Transformation and Improvement of Digital Infrastructure

£120MM+ Investment In Complete Digital Infrastructure Refresh To Drive Operational Efficiencies In Manufacturing, Sales And Marketing, Finance, Logistics And Supply Chain Functions And Ensure Systems Security

Cybersecurity maturity rating from 1.2 to 3.4 current (Gartner assessment)

2017 – 2020

- Launch of global finance and procurement systems
- Launch of HR system
- Launch of CRM system
- Foundation of Abcam DIGITAL function to support transformation

2021

- Standard manufacturing processes rolled out to US and China manufacturing sites
- Consolidation of customer database systems and product databases to enable scalability, quality assurance and enhance security
- New integrations model rolled out

2022

- Standard manufacturing processes rolled out in Cambridge
- Pricing and Promotions system
- Oracle Cloud ERP and architecture upgrades resulting in end-to-end order to cash system implementation including integration of over 70 systems

2023

- Country-by-country improved customer experience roll-out
- Decommissioning of legacy homegrown systems (will remove cost, complexity, uncertainty, and support scalability)

21 Oracle Modules	**10** Non-Oracle Apps	**200+** Business Processes
70+ Integrations	**40+** Data Migrations	**110+** Reports

- End-to-end order to cash implementation caused a one-off business disruption in H2 2022, impacting:
  - Order pick and pack processes, slowing customer fulfilment
  - Ability to invoice customers and collect cash for orders shipped
- Most remediation of disruption achieved by end H2 2022:
  - Customer tNPS improving from -10 in H2 to +31 in May 2023 (trending to historic levels)
  - Continue to see positive trends in other indicators e.g. order backlog, order fulfilment time and receivables collection
- Actions to refine systems and maximise synergies remain ongoing

28

Investor Presentation | June 2023 Global Footprint to Support Next Phase of Growth: Improved Supply Chain Efficiency Reduction in number of sites from 17 (2021) to 10 (end of 2023) Hangzhou, China Anchor sites in UK, US and China, supported by small number of bespoke capability and customer sites Eugene, OR Investment in all anchor sites over the past two years Cross-geography capabilities in both R&D and manufacturing Improved manufacturing and supply chain network – seeking to reduce complexity and simplify supply chain Well invested sites, with scale to support future growth on a 5-10 year outlook Waltham, MA Amsterdam, NL Singapore Tokyo, Japan Shanghai, China Adelaide, Australia Cambridge, UK

1 2 3 4 5 6
Investor Presentation | June 2023
abcam

Our Growth is Powered by Our Owner-Employees and Accelerated Through Our Unique Culture and Capabilities

Increasing Employee Engagement


Employee NPS
-5
-8
-2
+22
+32
+34
+41
+43
+40
2014
2015
2016
2017
2018
2019
2020
2021
2022

Multiple Awards


glassdoor BEST PLACES TO WORK 2022
"Glassdoor Top 10 in UK for 3 years"
The Firm AWARDS 2022
UK EXA '22
Gold for Learning and Development
Silver for Best Company to work for
Bronze for Reward and Recognition
MSCI ESG RATINGS
A
SUSTAINALYTICS

Key Highlights

- Employee engagement, measured via employee surveys, transformed from Jonathan Milner's time
- All employees share in the success through stock plans, not just executive directors
  - **Abshare:** Award winning scheme with >90% of employees became shareholders owning ~2% of shares
  - **AGP:** All employees awarded shares based on customer feedback and strategy
- DE&I (Diversity, Equity and Inclusion)
  - Top 5% of companies as measured through Peakon
- Recognition for people's journey through Employee Experience Awards, the firm, etc.

30

SECTION 4
Progress happens together abcam
Strong, Independent and Qualified Board Taking Proactive Steps to Enhance Corporate Governance

Investor Presentation | June 2023
abcam
abcam is Committed to Highest Standards of Corporate Governance & Oversight
Annual election of directors, including proactive review of Board effectiveness
All Board committees chaired by non-executive independent directors
Frequent and ongoing effort to maintain open and constructive shareholder dialogue with Board level outreach
Extensive and thorough new director induction program
Healthy mix of tenures, balancing seasoned experience and fresh perspectives
Board governance above industry average, as highlighted by MSCI
Board equipped with strong balance of core life science industry expertise and diverse backgrounds
Demonstrated commitment to gender diversity at the highest levels
Remuneration structure incentivizes long- term value creation and aligns interests across the global team
Balanced ESG program, with annual reporting
Key Board Statistics
44% Female
3.5Y Tenure (1)
100% Attendance Rate in 2022 (2)
96.4% Average (Re)-Election Vote Support at 2023 AGM
1. Excluding Executive Directors
2. Excluding Luba Greenwood who joined on September 12, 2022

Investor Presentation | June 2023

abcam

Abcam Has the Right Directors – Each with CxO Experience – to Oversee its Strategy for Sustainable Value Creation



Peter Allen (N) (R)
Non-Executive Chairman

- Appointed in 2018
- 30+ years of experience at leading life science companies (including Clinigen, Oxford Nanopore Technologies, Advanced Medical Solutions, ProStrakan Group and Celltech)
- Multiple Chairman, CEO and CFO roles



Alan Hirzel (E)
CEO

- Appointed in 2014
- Former partner at Bain & Company
- Former Life Sciences Researcher and Manufacturing Leader at Kraft General Foods



Michael S. Baldock (E)
CFO

- Appointed in 2020
- Former Head of Global Healthcare team and Head of Investment Banking Americas at HSBC
- Various senior leadership roles at Lazard, SG Warburg (later Swissbank, now UBS) and Ondra Partners



Giles Kerr (N) (A) (R)
Senior Independent Director

- Appointed in 2018
- Former CFO of Amersham
- Former National Partner at Arthur Andersen



Mara Aspinall (N) (A) (R)
Non-Executive Director

- Appointed in 2015
- Managing Director of BlueStone Venture Partners and Managing Member of Health Catalysts Group
- Former President and CEO of Ventana Medical / Roche Tissue Diagnostics



Mark Capone (R)
Non-Executive Director

- Appointed in 2021
- CEO of Precision Medicine Advisors
- Former CEO & President at Myriad Genetics



Bessie Lee
Non-Executive Director

- Appointed in 2021
- CEO of Greater China JLL
- Founder of venture capital firm and start-up incubator Withinlink



Sally Crawford (R) (A)
Non-Executive Director

- Appointed in 2021
- Currently serving as Lead Independent Director at Hologic
- Former COO of Healthsource Inc.



Luba Greenwood
Non-Executive Director

- Appointed in 2022
- CEO at Kojin Therapeutics
- Managing Partner of Dana Farber Cancer Institute Venture Fund
- Previous experience at Google Life-Sciences

Board committees: (E) Executive (N) Nomination (R) Remuneration (A) Audit and Risk ● Chair

33

Investor Presentation | June 2023
abcam
Regularly Refreshed, Diverse and Highly Experienced Board
Executive and Strategic Leadership
Life Sciences
International Exposure
Finance & Accounting
M&A
Corporate Governance and Compliance
Investor Relations
Employee Engagement
Other
Data China – E-commerce ESG Law
Peter Allen
Alan Hirzel
Michael Baldock
Giles Kerr
Mara Aspinall
Mark Capone
Bessie Lee
Sally Crawford
Luba Greenwood
Total 9 8 9 6 9 8 8 8
Abcam’s Board is balanced with thoughtful, diverse, engaged, and independent members that put the Company in the best position to execute on its strategy

Investor Presentation | June 2023
abcam
High Quality Recent Board Refreshment Resulting from Rigorous Selection Process
Mark Capone
Non-executive Director since January 2021
30+ years executive experience in life sciences industry
Bessie Lee
Non-executive Director since January 2021
20+ years experience in venture capital and technology; expert in China and digital commerce
Sally Crawford
Non-executive Director since August 2021
30+ years experience in healthcare industry
Luba Greenwood
Non-executive Director since September 2022
20 years investor and executive experience in healthcare
44% of the Board refreshed in last two years
75% of new directors have healthcare expertise
50% of new directors have investment expertise
75% of new directors are female
A robust governance selection process has ensured a talented and diverse Board best-suited to provide effective oversight of the Company’s strategy execution in the interest of all its stakeholders

Investor Presentation | June 2023
abcam
Removal of Board Members Key to Abcam’s Success Would be Damaging for All Stakeholders
Peter Allen
Non-Executive Chairman since June 2018
30+ years experience as an Executive Director, Non-Executive Director and Chairman in a wide range of life sciences companies
Chartered accountant background
Substantial experience in M&A, international growth, fundraising and investor relations, as well as the commercialization of intellectual property
Deep executive and financial expertise to oversee management and strategy
Highly Valuable Chairman & Leadership Experiences
Michael Baldock
CFO & Executive Director since February 2020
Successful career in investment banking spanning over three decades
Broad experience in banking and finance, with a deep knowledge of the healthcare sector
Ran HSBC Global Healthcare team and Investment Banking in the Americas
Co-founder of Ondra Partners, a strategic advisory group
Successfully navigated NASDAQ listing process
In-depth Financial & Strategic Expertise
Sally Crawford
Non-Executive Director since August 2021
30+ years experience in healthcare industry
Extensive Board and leadership experience fundamental to overseeing strategy and incentivization
Currently serves on the Board of Directors of Hologic, ZimVie and Prolacta Bioscience
Former Chief Operating Officer of Healthsource where she led development of the company’s operating systems and marketing strategies
Peer-Recognized Influential Board & Governance Expert
The three Directors targeted by Jonathan Milner have played essential roles in in overseeing Abcam’s transformation and each have the critical expertise needed to continue to oversee the Company’s strategy

Investor Presentation | June 2023 abcam UK Regulatory Regime Ensures Transparency and Strong Structural Features on Remuneration Transparent and pre-determined frameworks As a UK-incorporated public company, Abcam has a history of extensive reporting on remuneration The UK regulatory regime on remuneration is one of the more restrictive globally, setting the requirement for an annual vote on the remuneration report and a triennial vote on a remuneration policy The shareholder approved remuneration policy sets the framework and limits under which the Remuneration Committee can determine the renumeration of Executive Directors and Non-Executive Directors That policy provides certainty to shareholders and restricts the ability of the Remuneration Committee to deviate from the established framework Abcam’s remuneration policy aligns to best practices Salary increases generally aligned to the workforce Pension contributions for executives limited to 8% of salary, aligned to the rate available to the UK workforce Annual bonus capped at 150% of salary, based on underlying financial, strategic and ESG performance, with 30% of pay-outs deferred into equity for two years The one-off PGIP, aligned to the five-year transformation strategy, subject to the achievement of stretching performance conditions and a cap on returns, and subject to a 3.5 year performance period and staggered holding periods over a further 1.5 years Malus and clawback provisions to allow recovery of payments Dilution limits aligned to UK best practice Extensive reporting aligned with UK market practice Benchmarking of remuneration levels against comparable peers in the US and UK Regular ability of shareholders to opine on remuneration policy and practices Abcam’s shareholder approved remuneration policy establishes a transparent remuneration framework aligned to best practice

Investor Presentation | June 2023
abcam
Ensuring Clear Alignment Between Incentives and Strategy
H1 2019: Abcam incentives schemes were:
A bonus plan based on adjusted profit before tax (“PBT”) and a combination of strategic and personal objectives for executive directors
An LTIP based on EPS growth, and certain measures aligned to the existing strategy
The Committee recognized that the existing structure had become misaligned with the ambition to create significant long- term value by doubling Abcam’s revenue from £260 million to £443-£518 million (adjusted following the Biovision acquisition) by 2024
The profitable growth incentive plan (“PGIP”) was the result of an extensive review of remuneration and following completion of the three-year 2018 remuneration policy, developed to incentivize delivery of the new strategy
2019 2020 2021 2022
H2 2019: Abcam conducted an in-depth review of strategy and investment plans
This resulted in a new five-year plan being developed, which provides for an increase in the pace of investment over the medium term, which was detailed to shareholders at the 2019 Capital Markets Day
Following the development of a revised strategy, the Remuneration Committee took steps to review incentive arrangements to ensure that renumeration was aligned with Abcam’s value creation strategy

Investor Presentation | June 2023
abcam
A Responsive Board with a Genuine Commitment to Shareholder Engagement
Engaging with Shareholders
The design of the PGIP was the culmination of a nine-month process of shareholder consultation
In October 2020, the Remuneration Committee engaged with major shareholders who were supportive of changes to remuneration to align with strategy
March 2021 to May 2021
Holders representing over 72% of shares were engaged with, and consultations were held with shares in aggregate, to participate in a further consultation on the details of the plan
Listening to Shareholders
Following extensive shareholder consultation, changes were made to the initial proposals prior to adoption in 2021 to reflect this feedback, such as:
Reducing the overall quantum available to the Executive Directors and implementing a cap on the plan
Extending the participation of the plan to approximately 150 senior leaders in the Company
Jonathan Milner voted in FAVOUR of the PGIP and its metrics and did not raise any concerns about the plan or metrics at that time, or at any point before April 28, 2023
Following the vote on the PGIP, throughout 2021 and 2022, the Remuneration Committee again engaged extensively with shareholders to further develop its understanding of shareholder views on how best to incentivize executives
Abcam’s PGIP was designed and amended through extensive engagement and constructive collaboration with shareholders

Investor Presentation | June 2023 Abcam The Profitable Growth Incentive Plan (“PGIP”) Aligns all Senior Leaders to the Delivery of Abcam’s Strategic Goals • The PGIP aims to incentivise approximately 150 senior leaders to deliver Abcam’s profitable revenue growth ambition by the end of 2024, aligning the remuneration framework with strategy and the interest of shareholders • Remuneration decisions are set by the shareholder approved remuneration policy, limiting discretion available to the Renumeration Committee • In line with best practice, the Remuneration Committee retains power to apply discretion, thereby ensuring a strong link between pay and performance if the formulaic reward outcome is not aligned with performance (including shareholder experience). • Awards are granted in equity, fully performance-based, measured over 3.5 years and subject to a vesting time horizon of 3.5-5 years, augmenting alignment with shareholder interests • The PGIP is based on two performance metrics – a constant currency revenue target originally set at £425-500m and revised to £443-518m on the acquisition of Biovision – a ROCE underpin of 12.5% • No further LTIP awards will be made to the existing Executive Directors over the life of the plan, and no adjustments have been made to the performance range under the plan, apart from the increase in revenue targets due to acquisition, as per the terms of the plan approved by shareholders Abcam’s PGIP includes stretching performance targets clearly aligned to strategy

Investor Presentation | June 2023 Our Approach to Remuneration Has Been Consistent With Best Practices and Rigorously Tested Against Market CEO Pay Decisions Peer Comparisons • In 2020, the CEO’s pension entitlement was reduced from 13% of salary to 8%, aligning his level with those of the general workforce • No salary increase in either 2022 or 2021 • Three-year lookback on payouts as a percentage of maximum, demonstrating alignment between pay and performance Year Annual Bonus LTIP 2020 37.7% 68.4% (Granted in 2018) 2021 81.7% 77.6% (Granted in 2019) 2022 25.3% 60.8% (Granted in 2020) • During 2022, the Committee undertook a comprehensive exercise to evaluate CEO pay levels versus a combination of UK and US peers • As a high performing CEO, who has been in situ for nine years, the Remuneration Committee is cognizant of ensuring his remuneration remains competitive and aligned with the delivery of strategy. • The PGIP is the sole long-term incentive plan for years 2021-2024. Recognizing that in the event of the achievement of stretching performance targets, pay-outs would be above similar rates competitive against UK comparators, all elements of pay remains restrained in comparison to US peers The Remuneration Committee at Abcam has consistently ensured pay outcomes reflect performance while setting remuneration at competitive, market rates relative to UK and US peers

Investor Presentation | June 2023 All Decisions Guided by Alignment with... Strategy Our remuneration framework is designed to be fundamentally aligned with achievement of our 2024 goals Shareholders Our remuneration framework was, and continues to be, designed in collaboration with shareholders, with an emphasis on long-term performance and equity People ~150 employees participate in the PGIP, while all employees participate in an employee plan, with over 90% of our global employees becoming shareholders on the vesting of our AbShare scheme (an all-employee share plan) Following the conclusion of the PGIP in 2024, the Remuneration Committee will again consult with shareholders on how best to incentivise senior employees to drive the business forward through its next phase

Investor Presentation | June 2023 Vigorous ESG Efforts Driven by Board Abcam has a balanced ESG program… Aligned with the Global Reporting Initiative (GRI) Recognizes and contributes to the United Nations Sustainable Development Goals (UNSDGs), with SDG 3 – “Good health and wellbeing” at core of the business Signatory of the UN Global Compact (UNGC) and published 1st Progress Report in May 2022 Comprehensive reporting of Scope 1, 2 & 3 emissions compliant with SECR Transparent and regular communication through our “Impact 2022” section in the Annual Report 2022 and Corporate Governance Report 2022 Employees remuneration tied to ESG performance in line with Abcam’s culture …recognized by major ESG thought leaders 11.8 Low Risk A Low Risk Top 10 Employer in the UK across all In 2020, 2021 & industries 2022

SECTION 5 Progress happens together Jonathan Milner’s Demands Are Not in the Interest of All Shareholders

Investor Presentation | June 2023 Abcam Attempted in Vain to Work Constructively with Jonathan Milner Date Key Events • Jonathan Milner met with the Chairman, CEO, and certain members of the company’s management team, and formally requested to be appointed as Non-Executive Director • Jonathan Milner left the meeting abruptly when it was explained that the 28 April Company would need to follow its proper governance procedures • Abcam offered Jonathan Milner the opportunity to meet with the Non- Executive Directors (NED) to properly and duly consider Jonathan Milner’s request to be appointed to the Board • Each of the current Non-Executive Directors, who are based across the UK, US 10 Days and China, made themselves available to meet with Jonathan Milner as part of Following the Board’s process to properly and duly consider the appointment of a new 28 April director to the Board • Jonathan Milner filed a Schedule 13D notifying his intention to become more actively involved in the affairs of Abcam and engage regarding its governance, 1 May performance and direction • The Board resolved that it would continue to engage constructively with Jonathan Milner • Jonathan Milner was given a tour of the Company’s facility in Waltham by the 4 May CEO • Jonathan Milner’s legal counsel requested to allow him to convene an EGM 11 May without converting his ADSs to Ordinary Shares as required by the Deposit Agreement Date Key Events • The Board unanimously resolved to proceed with the appointment of Jonathan Milner as NED subject to and conditional on reaching agreement on a customary form of settlement agreement 17 May • Jonathan Milner immediately rejected the offer, publicly announcing that he was taking steps to call an EGM and asked to be appointed Executive Chairman, before hearing a response from the Company • NED call with Jonathan Milner where offer to appoint him as NED was reiterated • It was agreed that Abcam would send a summary of the proposed terms of his 23 May appointment to the Board, including the proposed settlement agreement, which would have been broadly consistent with those put in place when Jonathan Milner was previously on the Board • The Company sent Jonathan Milner an outline of the proposed terms on which 24 May he would be appointed to Board as an NED • Call between Jonathan Milner and 2 NEDs during which he rejected the proposed terms and reiterated that he would seek to convene an EGM if he 25 May wasn’t appointed Executive Chairman • He made clear that his return was contingent upon the Chairman stepping down and CEO reporting to Jonathan Milner as Executive Chairman • Jonathan Milner delivered a valid statutory request requiring the Board to call an EGM to consider resolutions to appoint him as Executive Chairman and to 30 May remove Peter Allen, Michael Baldock, and Sally Crawford from Abcam’s Board of Directors Abcam has been actively engaged with Jonathan Milner and offered amicable solutions in the best interests of all its shareholders and other stakeholders that were rejected by Jonathan Milner

Investor Presentation | June 2023 Nomination Committee Conducted a Robust and Fair Process to Consider Jonathan Milner As a Candidate, But Jonathan Milner’s Demands Only Escalated • The Board has made every effort to engage constructively since Jonathan Milner began agitating for change less than three weeks before our recent AGM • After due process, he was invited to join the Board as a Non-Executive Director, subject to signing a settlement agreement consistent with his status as a significant shareholder joining the Board, which was entirely customary and in-line with market practice • He immediately rejected the offer, and requested to be named Executive Chairman replacing the current Chairman • The Board continued to meet with him in good faith to seek a resolution that was in the best interest of all shareholders • However, considering recent events and the unnecessary campaign led by Jonathan Milner, the Board is recommending that shareholders vote against both his appointment on the Board and his appointment as an Executive Chairman – Jonathan Milner’s “plan” for value creation is, in reality, not a plan at all. He has promised to review various items and then formulate a plan – this should be alarming to shareholders and only underscores how far-removed from the Company Jonathan Milner has become – Chairman Peter Allen’s diverse experience on public Boards and independence is invaluable in his role as Chairman. He is the best person to lead the Board in overseeing management and maintaining the highest standards of corporate governance – CEO Alan Hirzel transformed Abcam into one of the top life sciences firms and at the recent AGM the resolution to re-appoint him to the Board was approved by 99.9% of votes cast. Electing Jonathan Milner as Executive Chairman would undermine Alan’s ability to execute on Abcam’s strategy and meet shareholders’ expectations – An Executive Chairman would be contrary to governance best practices (including the UK Corporate Governance Code, and the Board adheres to best practices for the protection and benefit of all shareholders) – Jonathan Milner has made it clear he has no interest in a Non-Executive Director position and is focused on controlling the executive function of the Company and becoming de facto CEO – Jonathan Milner has engineered this dispute at great cost to the Company. He has not engaged in good faith discussions with the Company about joining the Board or any settlement

Investor Presentation | June 2023 Jonathan Milner Has Continuously Sought Special Treatment from Abcam, Contrary to Governance Best Practices Jonathan Milner’s unreasonable demands… • Alleging “Erosion of Shareholder Rights” if the Company required him to convert ADS holdings to call a meeting • Seeking inside information about Abcam’s performance • Refusing to agree to or even negotiate a standard settlement agreement …are not in line with Abcam’s high standards of corporate governance and suggest that Jonathan Milner’s campaign is only in his own interest • Abcam is subject to the requirements of the Companies Act 2006, which applies to all UK companies, and the Deposit Agreement that affords only “members” the right to call a meeting • Abcam’s Deposit Agreement follows customary market terms • An information leak could be highly damaging to Abcam • Confidential information is appropriately protected • Abcam is committed to its maintaining equality of information to all shareholders • Standard practice for a director with sizeable holding and who has made public statements and demands • Customary initial terms were proposed by Abcam at Jonathan Milner’s request, but Jonathan Milner rejected these without negotiation or counterproposal Jonathan Milner is not independent and has demonstrated multiple times that he is unwilling and incapable of representing the interests of all of Abcam’s stakeholders’ interests

Investor Presentation | June 2023 Jonathan Milner’s Demands of Shareholders Are Unreasonable and Jeopardize Abcam’s Momentum at an Unnecessary Cost Jonathan Milner’s unreasonable proposals… • Removing highly qualified Directors • Fighting to take effective management control after deliberately abandoning the position • Asking Abcam to reimburse his expenses …are not in the interests of Shareholders and would only cause risk and uncertainty • Removing directors without proposing any alternative candidates to be put to shareholders at the EGM, other than himself • Removing directors with valuable experience, skillsets and successful track records of delivering value to all shareholders and other stakeholders • Shift in leadership would jeopardize Abcam’s recent momentum and its basic day-to-day operations • Clear that he only wants be Executive Chairman and not “just” a Director • Jonathan Milner’s demands are aimed at seizing control of management and would undermine the role of the CEO • No serious, substantive plan to improve Abcam’s future value • Not involved in Abcam for nearly a decade and never led a business with this level of complexity or scale • Could have used AGM process to avoid unnecessary costs and give shareholders more time to consider his proposal • Instead, Jonathan Milner chose to request a distracting EGM costing him over $600k in Depositary fees alone and at least $2.5m in overall costs which he is asking shareholders to pay • Excessive and unnecessary fees for all the advisors he hired

Investor Presentation | June 2023 Jonathan Milner Has No Concrete Plan For Abcam, Only Empty Promises I will lead a review of the way the Company communicates with its shareholders and other financial Stakeholders […]” If elected, I will lead a review into the financial reporting function of Abcam […]” If elected, I will lead a thorough review of the ERP system […]” If elected, I intend to focus on prudent capital allocation […]” Jonathan Milner has never presented a serious & concrete plan to Abcam. In fact, he has no plan at all • Jonathan Milner’s own communications reveal that his “plan” is nothing more than vague platitudes, buzzwords and promises to review various items • It is not surprising that Jonathan Milner is not able to articulate a substantive plan as it underscores once again how far-removed and detached he has become • It is an alarming situation for the future of Abcam and its stakeholders Jonathan Milner is endangering the future of Abcam and its stakeholders as he has no concrete and serious plan for the Company

SECTION 6
Progress happens together
abcam
Conclusion

Investor Presentation | June 2023
Conclusion
Strategic Decisions Taken Since 2014 Critical to Growth Trajectory Over Last Decade
Transition away from being a value-added broker of third-party antibodies towards being an innovation-oriented, quality-focused partner to life science researchers in order to drive profitable, sustained market share gains
Abcam 1.0 strategy of “Amazon of Antibodies” vs. Abcam 2.0, “Protein Sciences Reagent Innovator, Accelerating Discovery to Clinic”
Broadened focus and TAM beyond antibodies to unlock opportunities in immunoassays, cellular and biochemical assays and cytokines
Replacing “size of catalogue” culture with “customer led innovation” approach to pursue market differentiation and increased revenue duration
Upgrade to every aspect of the business to transition business model and support growth
Systematic Execution of 5yr Investment Plan As Outlined in 2019 Capital Markets Day
Accelerated transition to in-house products setting Abcam up for sustained top-line growth and margin expansion
Introduced products, sales, business development capabilities and partnerships to penetrate biopharma
~120MM investment in data, architecture and ERP software to establish a digital platform for growth
Expanded and upgraded automation, facilities and organization capabilities to serve growth
Added tuck-in acquisitions to strengthen innovation capabilities and enhance margins
Created significant value for all stakeholders with +27% TSR over the last 12 months and +178% TSR since the start of Alan Hirzel’s tenure as CEO (Sep-2014) until year end 2019 (before the rollout of Abcam’s five-year strategic plan)
Jonathan Milner’s
Campaign is
Unnecessary and Not in the Best Interest of Shareholders
Abcam has a long history of shareholder engagement and strong governance
Despite choosing not to voice his concerns at the May 2023 AGM, the Board conducted an accelerated review of Jonathan Milner’s request to re-join the Board
Jonathan Milner ultimately abandoned Abcam’s good-faith offer of joining as a non-executive Director, and demanded to be named Executive Chair (introducing significant risk and uncertainty to our strategy and for our shareholders)
While an accomplished scientist and small company entrepreneur, Jonathan Milner lacks the skills required to lead the scale of operations of Abcam today
Jonathan Milner has not been operationally involved in Abcam for nearly a decade, which explains why he has been unable to articulate a specific, substantiative plan
Electing Jonathan Milner would impede Abcam’s long-term growth and value creation, and be disruptive to progress already underway
Jonathan Milner lacks the capabilities to Chair the strategic shift that Alan Hirzel and the Board have implemented to drive Abcam’s transformation into an innovative in-house portfolio of products, with highly effective quality controls and significantly improved employee engagement
Jonathan Milner is attempting to take control of Abcam and simultaneously serve as its de facto CEO without explaining what new plan he is seeking to deploy
Jonathan Milner has thus far failed to articulate what appointing him to an Executive Chairman role would mean in practice
He has promised to review various items and then formulate a plan - this should be alarming to shareholders and underscores how far-removed from Abcam Jonathan Milner has become
Peter Allen, Michael Baldock, and Sally Crawford are playing a vital role at Abcam
The overwhelming support for these Directors in the recent AGM vote is testament to their critical work and wealth of experience

Investor Presentation | June 2023
Next Steps: Your Votes Matter and Will Shape the Next Phase of Abcam’s Story
HOW TO VOTE
ADS Holders
Instruct the Depositary using the WHITE voting instruction card or as directed by broker or intermediary
Ordinary Shareholders
Submit proxies electronically using the online voting service at www.sharevote.co.uk or through the CREST voting service, or in a hard copy using the WHITE Form of Proxy, by following the instructions set out in the Shareholder Circular
Timetable of Extraordinary General Meeting
ACTION DEADLINE
Date of receipt of valid requisitions from Jonathan Milner 30 May 2023
Record date for ADS Holders 9 June 2023
Date of notice convening the General Meeting 16 June 2023
Deadline for votes from ADS holders 10.00am (NY) on 6 July 2023
Deadline for proxies from Registered Ordinary Shareholders 2.00pm (UK) on 10 July 2023
Date of requisitioned Extraordinary General Meeting 2.00pm (UK) on 12 July 2023
X
VOTE AGAINST
VOTE and VOTE AGAINST
ALL RESOLUTIONS
INACTION WILL NOT DEFEAT
THESE HARMFUL
RESOLUTIONS

Investor Presentation | June 2023
Board Vote Recommendation
PLEASE VOTE “AGAINST” ALL RESOLUTIONS TO BE PROPOSED AT THE EGM IN CONTINUED SUPPORT OF ABCAM’S VISION TO CREATE LONG-TERM, SUSTAINABLE VALUE FOR ALL SHAREHOLDERS
If you have any questions about how to vote your shares, or need assistance in voting, please call our proxy solicitor:
Morrow Sodali LLC
Shareholders may call (800) 662-5200(toll-free in North America) or at + 1 (203) 658-9400 or by email ABCM@info.morrowsodali.com progress happens together
abcam
APPENDIX A
Appendix
Governance

Investor Presentation | June 2023
Board Member Biographies
Peter Allen
Non-Executive Chairman
Appointed in June 2018
Non-Executive Chairman of AIM-listed Advanced Medical Solutions plc since 2014 and non-executive director of Istesso Ltd since 2017
Peter has 30+ years of experience as an executive director, non-executive director and Chairman in a wide range of life science companies, playing a significant role in their growth, including:
Eleven years as a non-executive director at Oxford Nanopore Technologies Ltd (2011-2022), of which eight years as Chairman (2014-2022)
Nine years as Chairman of Clinigen plc (2012-2021)
Eight years as a non-executive director at ProStrakan Group plc (2005-2013), of which 6 years as Chairman (2007-2013) and one year as interim CEO (2010-2011)
Three years as Chairman of Proximagen Neurosciences plc
(2009—2012)
Twelve years at Celltech Group plc (1992-2004) as CFO and Deputy CEO
Contribution to Abcam
A chartered accountant by background, Peter brings to Abcam his experience as a Chairman and Board member
Substantial experience in M&A, international growth, fundraising and investor relations, as well as the commercialisation of intellectual property

Investor Presentation | June 2023
Board Member Biographies
Alan Hirzel
Chief Executive Officer
Appointed in January 2014
Alan joined the business in 2013 following a strategic review which he led with the Founder and Board to define a long-term growth plan for Abcam. He has subsequently led the Company to achieve over three times growth, and through substantial organisational change
Former Partner at Bain & Company where he advised global executives and private equity investors on growth strategy, performance improvement and acquisitions
Former Life Sciences Researcher and Manufacturing Leader at Kraft
General Foods
He holds BS, MS and MBA degrees from Cornell University
Involved in establishing two social venture philanthropy organisations in the UK and later acted as a Trustee for the National Citizen’s Service Trust
Contribution to Abcam Alan brings to the Abcam Board a rare combination of a strong scientific background, and global business and leadership experience
He has a keen focus to ensure Abcam engages with the needs and mission of its consumers in the lab

Investor Presentation | June 2023
Board Member Biographies
Appointed in February 2020
Successful career in investment banking spanning over three decades, advising and working closely with companies, their executives and finance teams of increasingly senior roles at Lazard, SG Warburg (later Swissbank, now UBS) and Ondra Partners
Later ran the HSBC Global Healthcare sector team and investment banking in the Americas
Experienced corporate finance and M&A practitioner with broad experience in banking and finance, coupled with deep knowledge of the healthcare industry
Co-founded Ondra Partners, a strategic advisory group, where he began working with the Company in 2015
Michael S. Baldock
Chief Financial Officer
Contribution to Abcam
Michael has 30+ years of relevant functional and sector experience
He is a seasoned corporate finance and M&A practitioner with broad financial and industrial experience, and deep knowledge of the healthcare industry

Investor Presentation | June 2023
Board Member Biographies
Sally Crawford
Non-Executive Director
Appointed in August 2021
Held a number of senior leadership and Board positions in the healthcare industry for over three decades
Former chief operating officer of Healthsource Inc, led development of the company’s operating systems and marketing strategies and supported strategic alliances across the industry (1985-1997)
Equipped with extensive Board experience in the industry
Currently serves on the boards at Hologic as Lead
Independent Director, ZimVie and Prolacta Bioscience
Current Compensation Chair at ZimVie and Prolacta Bioscience and former Compensation Chair at Hologic and Insulet Corporation
Previously served on the Boards of Insulet Corporation, Exact Sciences, CombinatoRx, Zalicus, Chittenden Corporation, Cytyc Corporation and Universal American
Contribution to Abcam
Sally adds to the Board her in-depth knowledge and expertise in healthcare industry
With her extensive Board experience, she also provides valuable independent understanding and oversight of Abcam’s strategy

Investor Presentation | June 2023
Board Member Biographies
Giles Kerr
Senior Independent Director
• Appointed in December 2018
• Currently Chairman of PayPoint plc, as well as a non-executive director of Senior plc and a number of smaller private companies
• With over 20 years’ experience in key senior positions in several companies, Giles has played a pivotal role in their development and growth
Served in a variety of increasingly senior roles at Amersham plc, including as Chief Financial Officer and a Board member
(1997–2004)
Former National Partner with Arthur Andersen and Director of Finance of the University of Oxford
Former director of Victrex plc, BTG plc, Quanta Dialysis
Technologies, Elan Corporation Inc and Adaptimmune plc
Contribution to Abcam
Giles has substantial commercial and financial experience from service on numerous public and private company Boards and as an audit partner
He also brings his first-hand understanding of Abcam’s academic research customers from his time at Oxford University

Board Member Biographies
Mara Aspinall
Non-Executive Director
Appointed in September 2015
Managing Director of BlueStone Venture Partners and Managing Member of Health Catalysts Group
Currently director of Castle Biosciences, Blue Cross Blue Shield
Arizona, OraSure Technologies, and small private emerging life sciences companies
Former President and CEO of Ventana Medical Systems / Roche Tissue Diagnostics
Former President of Genzyme Genetics and Genzyme
Pharmaceuticals at Genzyme Corporation (now part of Sanofi) for over 12 years
Co-Founder of the School of Biomedical Diagnostics at Arizona State University
Certified in Cybersecurity Oversight from Carnegie Mellon University
Contribution to Abcam
Mara contributes her considerable international experience in the biotechnology and diagnostics industries with public and private companies
Her specific focus areas are acquisition integration, global manufacturing, quality systems and strategic marketing

Investor Presentation | June 2023 Board Member Biographies Mark Capone Non-Executive Director Appointed in January 2021 Currently CEO and founder of Precision Medicine Advisors, a consultancy in Life Science and non-executive director of Owlstone Medical and Dermtech An accomplished life sciences executive with experience in molecular diagnostics, genetics, biotechnology, medical devices, and pharmaceuticals- Former CEO and President of Myriad Generics, growing the company into a leading global precision medicine company - Various position across the entire value chain at Eli Lilly and Company for over 17 years Contribution to Abcam Mark has significant life science industry experience and of working in companies of different scale He has extensive US public and private Board experience across a large range of companies specializing in growth

Investor Presentation | June 2023 Board Member Biographies Bessie Lee Non-Executive Director Appointed in January 2021 Based in China, Bessie is the CEO Greater China of JonesLangLaSalle and Founder of Withinlink, a China-based venture capital firm and start-up incubator focused on marketing technology Prior to this Bessie spent almost three decades at WPP plc, holding CEO roles in China for Mindshare, GroupM and finally WPP Contribution to Abcam Bessie brings to the Board significant experience of building and growing data and technology-led businesses, both as a CEO and investor She also contributes her deep understanding of consumer behaviours in China and Asia

Investor Presentation | June 2023 Board Member Biographies Luba Greenwood Non-Executive Director Appointed in September 2022 Veteran biotech, pharmaceutical, tech, and life sciences investor and company builder Currently, she serves as the managing partner of the Dana Farber Cancer Institute Venture Fund, Binney Street Capital (BSC), which she has built and launched Luba is also the CEO of Kojin Therapeutics, a BSC portfolio company Her previous experience includes increasing levels of responsibility at Google Life Sciences, Verily and F. Hoffman-La Roche Contribution to Abcam Luba has considerable experience focusing on business development and strategy in healthcare She also brings to the Board her diverse skills in biotech and life science

Investor Presentation | June 2023 Under Alan Hirzel’s Leadership, Abcam has Put the Right Management Team in Place to Create Value for All Shareholders = Added since Jonathan Milner’s resignation from the Board Alan Hirzel Chief Executive Officer Former partner at Bain & Co. Former Life Sciences Researcher and Manufacturing Leader at Kraft General Foods Tenure: 9.9 years Dr. Alejandra Solache, PhD Senior Vice President, Research & Development Former R&D director at Merck-Millipore Postdoctoral fellowships at UCSF and Trudeau Institute Tenure: 9.6 years Michael Baldock Chief Financial Officer Former head of global healthcare at HSBC Various roles at Lazard, SG Warburg (later Swissbank, now UBS) and Ondra Partners Tenure: 3.4 years Emma Sceats Senior Vice President, Sales & Marketing Former CEO of Isogenica and CN Bio Innovations Former licensing officer at Oxford University’s tech transfer office Tenure: 1.7 years Dr. John Baker, PhD Senior Vice President, Supply Chain & Manufacturing Former healthcare consultant at Bain & Co. Former practicing animal veterinarian Tenure: 8.0 years Juan Carlos “JC” Sacristan Senior Vice President, Abcam Digital Former executive at Adidas Various positions at Nike Europe, Tempe, General Electric Austria & Canon España Tenure: 3.4 years Nick Skinner Senior Vice President, Human Resources Former HR director at RSA Insurance Group Various positions at Centrica, Exxon Mobil, Ford & Motability Operations Tenure: 7.5 years Abcam’s strong senior leadership team is driving the business forward with expertise and innovation to maximize long-term value. Team has a healthy balance of tenures and diverse experience.

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